3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Cassandre L. Juste

direct dial: 215.981.4216

direct fax: 800.514.4276

justec@pepperlaw.com

October 26, 2018

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffery Foor, Senior Counsel

Re:	Equinox Funds Trust (the “Trust”) 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Mr. Foor:

This letter addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 106 to the Trust’s registration statement on Form N-1A (Accession No. 0001193125-18-233040), filed with the Commission on July 31, 2018 (the “Amendment”), which were provided to the Trust on October 4, 2018. The Amendment was filed for the purpose of making certain material changes to the investment strategy of the Equinox Ampersand Strategy Fund (formerly known as the “Equinox EquityHedge U.S. Strategy Fund”).

We appreciate the opportunity to address the Staff’s comments to the Fund’s Prospectus contained in the Amendment. The Staff’s comments are set forth below in italicized text followed by the Trust’s response to the Staff’s comments.

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U.S. Securities and Exchange Commission

Mr. Jeffery Foor

October 26, 2018

Annual Fund Operating Expenses (the “Fee Table”)

1.

To the extent that the Fund engages in short sales, please confirm the cost of such short positions, including interest and dividends on securities sold short, will be appropriately reflected in the fee table.

Response:  Confirmed.

2.	Please confirm that any “Acquired Fund Fees and Expenses” resulting from investments in ETFs or other investment companies will be appropriately reflected in the fee table.

Response:  Confirmed.

3.

With respect to footnote 4 to the Fee Table, please confirm that the indirect fees associated with any over-the-counter derivatives that provide exposure to the Overlay Strategy are not paid to the Adviser or an affiliate person of the Adviser and bold the disclosure regarding the aforementioned indirect fees.

Response:  It is anticipated that the Fund will obtain exposure to the Overlay Strategy by entering into one or more swap contracts that have returns linked to commodity trading programs of several asset managers. Neither the swap contract counterparties nor the asset managers of the linked commodity trading programs will be the Adviser or an affiliated person of the Adviser. Accordingly, no indirect fees will be paid to the Adviser or an affiliated person of the Adviser. The Prospectus has been revised to address the Staff’s comment.

4.

With respect to footnote 6 to the Fee Table, please confirm whether the Performance-Based Waiver is “voluntary” (i.e., fee waiver is unilaterally determined by the Adviser and able to be terminated by the Adviser at any time) and if so, please remove disclosure regarding the Performance-Based Waiver from the footnotes to the Fee Table and disclose it elsewhere in the Prospectus. If the Performance-Based Waiver can be terminated at any time, please revise the Prospectus to clearly state the implications that may have.

Response:  The Performance-Based Waiver permits the Adviser to terminate the arrangement upon notice to the Board of Trustees of the Trust. While Item 3 of Form N-1A prohibits disclosure of the impact of “voluntary” waivers in the Fee Table, it does not prohibit disclosure of such waivers in the footnotes to the Fee Table. This is consistent with previous Staff guidance that fee waivers that are not contractually imposed may be disclosed in a footnote to the fee table.1 The Prospectus has been revised address the Staff’s comment with respect to the potential implications if the Adviser’s discontinues the Performance-Based Waiver.

U.S. Securities and Exchange Commission

Mr. Jeffery Foor

October 26, 2018

5.

Please explain supplementally to the Staff how the Performance-Based Waiver complies with Section 205(a) of the Investment Advisers Act of 1940 (the “Advisers Act”) and Investment Advisers Act of 1940 Release No. 721 (“Release No. 721”).

Response:  Section 205(a)(1) of the Advisers Act generally prohibits registered investment advisers from entering into, extending, renewing or performing any investment advisory contract that provides for compensation to the investment adviser on the basis of a share of capital gains or capital appreciation in a client’s account or any portion thereof. In addition, the Staff extended this general prohibition in Release No. 721 to, among other arrangements, arrangements in which fees are waived by an adviser if a specified level of investment performance in a client’s account is not achieved.2

However, the Staff has provided no-action assurances in situations where fees are contingent upon performance, but the conflicts of interest associated with performance fees are not present or are substantially mitigated. Particularly, in the Amerivest no-action letter the Staff indicated that the conflicts of interests and incentive for an adviser to take undue risks are mitigated in situations when: (i) the terms governing eligibility for the peformance-based waiver and the methodology for calculating performance is fully disclosed; (ii) the waiver is applied after the measurement period has ended; and (iii) the arrangement does not contain any “catch up” or other provision that would allow the adviser to recapture foregone fees through future appreciation.3

1 See Letter from Barry D. Miller, Associate Director, Division of Investment Management, to Craig S. Tyle, Esq., General Counsel, Investment Company Institute (Oct. 2, 1998).

2 Contingent Advisory Compensation Arrangements, Investment Advisers Act Release No. 721 (May 16, 1980).

3 See Amerivest Investment Management, LLC, SEC No-Action Letter (Aug. 19, 2014).

U.S. Securities and Exchange Commission

Mr. Jeffery Foor

October 26, 2018

The terms of the Fund’s Performance-Based Waiver, as well as the methodology for calculating performance during the measuring period, is fully disclosed in several sections of the Prospectus and SAI. In the event that the Fund underperforms the benchmark over any 12-month period, the Adviser will voluntarily waive the management fee for the next 12-month period following the period in which the Fund underperformed. Because the measuring period is the 12 months prior to the period in which the Performance-Based Waiver would be in effect, and the fee will never be waived or earned for the same period in which performance is being measured, the Adviser does not have an incentive to take undue risks with clients’ funds in order to earn its fee. Unlike a fulcrum fee, which is allowed under Section 205(b)(1) of the Advisers Act, neither the Performance-Based Waiver nor the management fee increase based on positive performance which further aligns the Adviser’s interests with those of the Fund’s shareholders.4 The Adviser does not share in the upside potential and its shareholders receive the full benefit of positive performance. Lastly, the terms of the arrangement prohibit the Adviser from recapturing fees it has waived under the Performance-Based Waiver. Therefore, the terms of the Performance-Based Waiver do not trigger the Staff’s concerns stated in Release No. 721.5

4 See Royce Value Trust, Inc., SEC No-Action Letter (Dec. 22, 1986).

5 Additionally, because the Performance-Based Waiver is applied in a period subsequent to the measuring period there is no assurance that the waiver would be made to the same shareholders and, as such, may not be deemed to constitute a waiver of a fee that was otherwise earned for that period.

U.S. Securities and Exchange Commission

Mr. Jeffery Foor

October 26, 2018

Principal Investment Strategy

6.	Please confirm that the reference to the Fund’s returns in the Fund’s investment objective refers to returns after fees and expenses and clarify such in the Prospectus.

Response:  Confirmed. The Fund seeks to achieve returns (after fees and expenses) and volatility comparable to the S&P 500® Total Return Index, while seeking to avoid the full impact of downside risk.

7.	Please explain supplementally to the Staff how the Fund will have comparable volatility to the Index while also avoiding downside risk.

Response:  The Adviser expects the Fund’s volatility over reasonably long horizons to be within a fairly narrow range relative to the Index. Because the Overlay Strategy has exposure to futures markets that are negatively correlated to equity markets, the strategy is designed to mitigate the impact of down-side movement in the Index. The intended result is that the Fund’s overall volatility will be comparable to the Index, while the impact of losses associated with the Equity Strategy is reduced.

U.S. Securities and Exchange Commission

Mr. Jeffery Foor

October 26, 2018

8.	Please explain supplementally to the Staff how the Fund achieves its investment objective to track the performance of the Index by investing in other broad U.S. equity indices.

Response:   It is the Adviser’s view that most broad U.S. equity indices are highly correlated to each other. As a result, the combination of investments in the Index and in other broad U.S. equity indices, that include issuers included in the Index, can result in returns that highly correlate to those of the Index.

9.

In the second paragraph under the heading “The Equity Strategy,” with respect to the below-investment grade securities, please add disclosure clarifying that such investments are also referred to as “junk.”

Response:  The Prospectus has been revised to address the Staff’s comment.

10.	Please prominently state that the Overlay Strategy may not mitigate short-term downside movement or is not intended to do so, as applicable.

Response:  The Prospectus has been revised to address the Staff’s comment.

11.	Please confirm supplementally to the Staff whether BlueSky Alternative Investments Limited (“BlueSky”) is a commodity trading adviser registered with the CFTC.

Response:  BlueSky is not registered with the CFTC; however, it is registered with the Austrailian Securities and Investments Commission.

12.	Please confirm whether the indirect fees associated with the Overlay Strategy are assessed on the notional value or the net trading profits and make this consistent throughout the Prospectus.

Response:  The Prospectus has been revised to address the Staff’s comment. The Fund’s execution of the Overlay Strategy through a derivative instrument will indirectly subject the Fund to management fees based on the notional

U.S. Securities and Exchange Commission

Mr. Jeffery Foor

October 26, 2018

exposure of the Fund and performance-based incentive fees based on new high net trading profits.

13.	To the extent that the Fund has a limitation on the amount of leverage that may be used in executing the Fund’s strategy, please disclose it.

Response:  The Fund does not have a stated limitation on leverage but nevertheless complies with all applicable requirements of Section 18(f) of the Investment Company Act of 1940 and the various rules and published Staff interpretations thereunder.

Performance

14.	Please clarify that the performance shown reflects the Fund’s prior investment objective and strategy.

Response:  The Prospectus has been revised to address the Staff’s comment.

Additional Information About the Fund’s Principal Investment Strategies and Risks

15.	Please confirm that shareholders received 60 days’ notice of the change in investment objective and in what form such notice was provided.

Response:  Confirmed. The relatively small shareholder base of the Fund was comprised of a combination of seed capital investments by adviser-affiliated persons, who were all involved in the development of the revised investment objective, and discretionary clients of an unaffiliated registered advisory firm. The proposed changes to the Fund were discussed in detail in a series of conversations between Fund-representatives and the principals of the unaffiliated registered advisory firm during the first quarter of 2018. Additionally, in July 2018, shareholders were provided with a revised prospectus reflecting the change in the Fund’s name, investment objective and strategy.

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U.S. Securities and Exchange Commission

Mr. Jeffery Foor

October 26, 2018

Please direct any questions concerning this letter to the undersigned at 215.981.4216.

Very truly yours,

/s/ Cassandre L. Juste

Cassandre L. Juste

cc:	Robert J. Enck, President, Equinox Funds Trust John M. Ford, Esq.